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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                  CET ENVIRONMENTAL SERVICES, INC.
                         (Name of Issuer)

                    Common Stock, No Par Value
                  (Title of Class of Securities)

                           125180 10 9
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 125180 10 9               13G

1  NAME OF REPORTING PERSON
         John G.L. Hopkins

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER
   550,125

6  SHARED VOTING POWER
   -0-

7  SOLE DISPOSITIVE POWER
   550,125

8  SHARED DISPOSITIVE POWER
   -0-

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   550,125

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   9.5%

12 TYPE OF REPORTING PERSON*
   IN                                   *See Instruction before filling out.
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Item 1.     (a)  Name of Issuer: CET Environmental Services, Inc.
               (b)  Address of Issuer's Principal Executive Offices:

                     7670 South Vaughn Court, Suite 130
                     Englewood, Colorado 80112
Item 2.     (a)  Name of Person Filing: John G.L. Hopkins
               (b)  Address of Principal Business Office:

                     120 West Dayton, No. A-7
                     Edmonds, Washington 98020

          (c)  Citizenship: USA
          (d)  Title of Class of Securities:  Common Stock, No Par Value
          (e)  CUSIP No.: 125180 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
         Not applicable.

Item 4.  Ownership.

          (a)  Amount Beneficially Owned: 550,125
          (b)  Percent of Class: 9.5%
          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:      550,125
             (ii) shared power to vote or to direct the vote:      -0-
             (iii) sole power to dispose or to direct the
                  disposition of:                                550,125
             (iv)  shared power to dispose or to direct the
                   disposition of:                                  -0-

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.
         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1998            By/s/ John G.L. Hopkins
                                     John G.L. Hopkins